UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No.1)

Under the Securities Exchange Act of 1934

PS International Group Limited
(Name of Issuer)

Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

G7308J 105
(CUSIP Number)

Kin Yin Alfred Kwong Unit 1002, 10/F Join-in Hang Sing Centre No.2-16 Kwai Fung Crescent, Kwai Chung New Territories, Hong Kong +852 9463 7208
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 15, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of reporting person
Active Move Group Holdings Limited
2	Check the appropriate box if a member of a Group (See Instructions)
(a) ☐ (b) ☐
3	SEC use only

4	Source of funds (See Instructions)
OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or place of organization

British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power
1,408,600 Ordinary Shares
	8	Shared Voting Power
0
	9	Sole Dispositive Power
1,408,600 Ordinary Shares
	10	Shared Dispositive Power
0
11	Aggregate amount beneficially owned by each reporting person
1,408,600 Ordinary Shares (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (See Instructions)
☐
13	Percent of class represented by amount in Row (11)
5.8% of Ordinary Shares (2)
14	Type of Reporting Person (See Instructions)
CO

(1)	Represents 1,408,600 ordinary shares, par value US$0.0001 per share, directly held by Active Move Group Holdings Limited (“Active Move”). Active Move is a British Virgin Islands exempted company, controlled 100% by Mr. Kin Yin Alfred Kwong.
(2)	Calculation is based on a total of 24,282,936 ordinary shares of PS International Group Ltd., an exempted company incorporated in the Cayman Islands (the “Issuer”) outstanding as of August 30, 2024.

1	Name of reporting person
Kin Yin Alfred Kwong
2	Check the appropriate box if a member of a Group (See Instructions)
(a) ☐ (b) ☐
3	SEC use only

4	Source of funds (See Instructions)
OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or place of organization

Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power
1,408,600 Ordinary Shares
	8	Shared Voting Power
0
	9	Sole Dispositive Power
1,408,600 Ordinary Shares
	10	Shared Dispositive Power
0
11	Aggregate amount beneficially owned by each reporting person
1,408,600 Ordinary Shares (3)
12	Check if the aggregate amount in Row (11) excludes certain shares (See Instructions)
☐
13	Percent of class represented by amount in Row (11)
5.8% of Ordinary Shares (4)
14	Type of Reporting Person (See Instructions)
IN

(3)	Represents 1,408,600 ordinary shares directly held by Active Move Group Holdings Limited, which is 100% controlled by Mr. Kin Yin Alfred Kwong.
(4)	Calculation is based on a total of 24,282,936 ordinary shares of PS International Group Ltd., an exempted company incorporated in the Cayman Islands (the “Issuer”) outstanding as of August 30, 2024.

Explanatory Note

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed by Active Move Group Holdings Limited, which is 100% controlled by Mr. Kin Yin Alfred Kwong, with the Securities and Exchange Commission (the “SEC”) on July 25, 2024 (the “Original Schedule 13D”) to report certain material changes Active Move Group Holdings Limited’s beneficial ownership since the filing of the statement on Schedule 13D filed.

All other information set forth in the Original Schedule 13D remains unchanged. Unless otherwise indicated, all capitalized terms used herein shall have the same meaning ascribed to them in the Original Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)	The responses to Items 11 and 13 of the cover pages to this Amendment No. 1 are incorporated therein.

(b)	The responses to Items 7 to 10 of the cover pages to this Amendment No. 1 are incorporated therein.

(c)	During the past 60 days, the transactions of the Ordinary Shares of PS International Group Limited set forth below were effected for Active Move Group Holdings Limited’s account at Tiger Brokers in the open market. Each day’s sales comprised open market transactions made on that day, and the price per share reported for each sale is the weighted average sales price. Active Move Group Holdings Limited and Mr. Kin Yin Alfred Kwong will provide upon request of the SEC staff the full information regarding the number of shares sold at each separate price.

Date of transaction	Number of shares sold	Average price per share
August 13, 2024	10,200	$$1.85
August 14, 2024	370,200	$$2.26
August 15, 2024	24,600	$$2.59

Total Number of Shares Sold: 405,000 Ordinary Shares

Date of transaction	Number of shares bought	Average price per share
August 14, 2024	5,000	$$2.35
August 15, 2024	8,400	$$1.80
August 17, 2024	200	$$1.50

Total Number of Shares Bought: 13,600 Ordinary Shares

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 30, 2024

Active Move Group Holdings Limited

By:	/s/ Kin Yin Alfred Kwong
	Name:	Kin Yin Alfred Kwong
	Title:	Director

Kin Yin Alfred Kwong

/s/ Kin Yin Alfred Kwong

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